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                                                         Exhibit (a)(2)(1xxviii)

                                                                    News Release
FOR IMMEDIATE RELEASE                         [Willamette Industries, Inc. Logo]

CONTACT: Greg Hawley           Jackie Lang            Paul Verbinnen/David Reno/
         EVP & CFO             Communications Manager Jim Barron
         Willamette Industries Willamette Industries  Citigate Sard Verbinnen
         503-273-5640          503-721-2769           212-687-8080

             WILLAMETTE BOARD AUTHORIZES CONTINUED DISCUSSIONS FOR
                  POSSIBLE COMBINATION WITH GEORGIA-PACIFIC'S
                           BUILDING PRODUCTS BUSINESS

PORTLAND, ORE. - January 4, 2002 - Willamette Industries (NYSE: WLL) today announced that, following an evaluation of its strategic alternatives, its Board has determined to continue negotiations with Georgia-Pacific Corp. (NYSE: GP) regarding a combination of both companies' building materials businesses. The Board also announced that it would reject the $55 per share offer by Weyerhaeuser Company (NYSE: WY) as inadequate and terminate discussions with Weyerhaeuser regarding its offer. The Board strongly urges Willamette shareholders not to tender any shares to Weyerhaeuser.

Chairman of the Board, William Swindells, said, "Following close examination of our options, the Board has decided that a transaction with Georgia-Pacific will deliver significant value to Willamette and is in the best interests of our shareholders. During our discussions with Weyerhaeuser and its advisors, we made a good faith effort at establishing a constructive dialogue and provided information regarding synergies, which we estimate to be in excess of $400 million. However, it became clear to us that Weyerhaeuser would not consider our new information and were not willing to increase their offer, which we continue to believe is inadequate."

Willamette Industries is an integrated forest products company with 105 plants, located in the U.S., France, Ireland and Mexico. The Company owns 1.7 million acres of forestland in the U.S. and manages it sustainably to produce building materials, composite wood panels, fine paper, office paper products, and corrugated packaging and grocery bags.

                                      # # #

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward looking statement made by Willamette with respect to the Weyerhaeuser tender offer is not entitled to the benefit of the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the effect of general economic conditions; the level of new housing starts and remodeling activity; the availability and terms of financing for construction; competitive factors, including pricing pressures; the cost and availability of wood fiber; the effect of natural disasters on the Company's timberlands; construction delays; risk of nonperformance by third parties; and the impact of environmental regulations and other costs associated with complying with such regulations. Please refer to Willamette Industries' Securities and Exchange Commission filings for further information.